HASTINGS CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67517

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hastings Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Madison Avenue, 4th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Phillips 212.485.3107
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Anthony Scaramucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hastings Capital Group, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

ERIC ALPER
Notary Public, State of New York
No. 02AL5009296
Qualified in Nassau County
Commission Expires March 08, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HASTINGS CAPITAL GROUP, LLC

DECEMBER 31, 2019

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hastings Capital Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hastings Capital Group, LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2008.

EISNERAMPER LLP
New York, New York
February 26, 2020



HASTINGS CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Assets:		
Cash equivalents	$	520,785
Fees receivable		139,414
Due from affiliate		31,000
Prepaid expenses and other assets		82,913
Total assets	$	774,112

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	69,981
Members' equity		704,131
Total liabilities and members' equity	$	774,112

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hastings Capital Group, LLC (the "Company") is registered under the Securities Exchange Act of 1934 as a broker-dealer in securities and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company claims an exemption from the Securities Exchange Commission Customer Protection Rule 15c3-3 pursuant to Section (k)(2)(i) and does not effect any transactions with customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606"), revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Underwriting Fees

The Company acts as a mutual fund underwriter on a best efforts basis only with respect to shares issued by Regulated Investment Companies (the "RICs") managed by an affiliated entity through common ownership (the "Affiliate"). Based on contractual agreements with the RICs and the Affiliate, the fees are fixed, monthly amounts. Accordingly, revenue is recognized monthly. The Company believes the performance obligation for providing these services is satisfied because the customer is receiving and consuming the benefits as they are provided by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition (continued)

Placement Fees and Shareholder Servicing Fees

The Company earns placement fees from the Affiliate, payable monthly in arrears, based on a contracted percentage of assets held under management, with respect to investors that are introduced by the Company to the RICs and other fund of hedge funds, together the ("Investment Funds") managed by the Affiliate. In addition, commencing November 2019, the Company earns shareholder servicing fees from the RICs, payable monthly in arrears, based on a contracted percentage of assets held under management with respect to providing services, including responding to inquiries and providing investment information, to investors that are introduced by the Company to the RICs. The Company will continue to earn both fees for as long as the Affiliate receives fees from investors introduced and serviced by the Company. The Company believes that its performance obligation occurs when the investor purchases interests in the Investment Funds, which is fulfilled on the date the sale is completed. These fees are dependent on the value of the assets held under management at future points in time of investors placed by the Company, which are susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the Investment Funds and the investor activities are known, which are monthly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Cash equivalents
The Company considers cash equivalents to be highly liquid, short-term investments with original maturities of three months or less. The Company maintains its cash equivalents in one bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
No provision for federal or state income taxes has been made for the Company since, as a limited liability company, it is not subject to federal or state income taxes. The Company is subject to New York City unincorporated business tax.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Uncertain tax positions

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the statement of operations.

The Company has not recognized in these financial statements any interest or penalties to income taxes, and has no material unrecognized tax benefits. There are currently no income tax returns under audit.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The recorded amounts of the Company's cash equivalents (level 1), fees receivable, other assets, and due from affiliate (level 2) approximate their fair values, principally based on the short-term nature of these items.

4. RELATED PARTY TRANSACTIONS

Pursuant to an amended and restated cost sharing agreement with the Affiliate, the Company reimburses the Affiliate for certain expenses including rent, compensation, travel, entertainment and general operating expenses paid by the Affiliate on behalf of the Company. At December 31, 2019, $31,000 was due from the Affiliate for amounts paid in excess of the incurred expenses.

At December 31, 2019, $139,414 is included in fees receivable in the accompanying Statement of Financial Condition.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2019, the Company had net capital, as defined, of $440,389, which exceeded the required minimum net capital of $5,000, by $435,389. Aggregate indebtedness at December 31, 2019 totaled $69,981. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital shall not exceed 1500%. The Company's percentage of aggregate indebtedness to net capital was 15.89%.

6. OTHER

On February 8, 2019, one member sold all of their membership interests to a new unrelated party ("New Member"). Furthermore, the New Member acquired additional membership interests from the two remaining members and membership interests in the Affiliate.